Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Seacoast Banking Corporation of Florida:
We consent to the incorporation by reference in the registration statements (Nos. 33-61925, 33-46504, 33-25627, 33-22846, 333-91859, 333-70399 and 333-49972) on Form S-8 of Seacoast Banking Corporation of Florida and subsidiaries (the Company) of our report dated March 3, 2006, with respect to the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of the Company.

/s/ KPMG LLP

Miami, Florida
March 13, 2006
Certified Public Accountants